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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20374

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gold Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10975 El Monte Ste 225
(No. and Street)

Overland Park	Kansas	66211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Daniel Stepp 913.396.0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street Ste 1600	Kansas City	Missouri	64106
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AA 3/30/2005

3/24/05

OATH OR AFFIRMATION

I, J. Daniel Stepp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gold Capital Management, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exception noted

Signature

President

Title

Notary Public


PAMELA
SPER
Notary Public
Kansas
My Appt. Exp

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



GOLD CAPITAL MANAGEMENT, INC.

(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Financial Statements and
Annual Audited Focus Report
Part III

December 31, 2004 and 2003

(With Independent Auditors' Report Thereon)

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Table of Contents



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Gold Capital Management, Inc.:

We have audited the accompanying balance sheets of Gold Capital Management, Inc. (the Company), a wholly owned subsidiary of Gold Banc Corporation, Inc., as of December 31, 2004 and 2003, and the related statements of earnings, stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gold Capital Management, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in schedules 1 through 4 is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 24, 2005

GOLD CAPITAL MANAGEMENT, INC.

(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Balance Sheets

December 31, 2004 and 2003

Assets		2004	2003
Cash and cash equivalents	$	458,884	349,432
Marketable investment securities		4,960,392	9,197,291
Investment securities, not readily marketable		495,000	495,000
Accrued interest receivable		17,589	85,931
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation of $407,515 and $533,235 in 2004 and 2003, respectively		198,134	258,457
Goodwill, net of accumulated amortization		4,536,194	4,536,194
Other assets		115,898	145,867
Total assets	$	10,782,091	15,068,172
Liabilities and Stockholder's Equity			
Short-term borrowings	$	1,063,060	4,775,013
Accounts payable and accrued expenses		83,793	311,089
Income taxes payable		154,580	183,171
Deferred income taxes		501,374	744,098
Total liabilities		1,802,807	6,013,371
Stockholder's equity:			
Common stock, $0.10 par value; Authorized, issued, and outstanding 10,000 shares		1,000	1,000
Additional paid-in capital		6,908,581	6,908,581
Retained earnings		2,069,703	2,145,220
Total stockholder's equity		8,979,284	9,054,801
Total liabilities and stockholder's equity	$	10,782,091	15,068,172

See accompanying notes to financial statements.

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Statements of Earnings

Years ended December 31, 2004 and 2003

		2004	2003
Revenues:			
Commissions and advisory fees	$	2,190,267	770,345
Trading gains, net of losses		2,265,432	4,874,943
Interest		269,157	293,237
Other		29,878	30,388
Total revenues		4,754,734	5,968,913
Expenses:			
Employee compensation and benefits		2,708,854	2,816,731
Communications and data processing		317,879	312,283
Clearinghouse fees		362,369	370,766
Occupancy		137,223	207,673
General and administrative		1,330,836	949,125
Interest		91,467	101,871
Other		1,738	134,386
Total expenses		4,950,366	4,892,835
Earnings (loss) before income taxes		(195,632)	1,076,078
Income tax expense (benefit)		(120,115)	379,738
Net earnings (loss)	$	(75,517)	696,340

See accompanying notes to financial statements.

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Statements of Stockholder's Equity

Years ended December 31, 2004 and 2003

		Common stock		Additional paid-in capital	Retained earnings	Total
		Voting	Nonvoting			
Balance at December 31, 2002	$	1,000	—	6,908,581	2,448,880	9,358,461
Net earnings		—	—	—	696,340	696,340
Dividends to parent ($100 per share)		—	—	—	(1,000,000)	(1,000,000)
Balance at December 31, 2003		1,000	—	6,908,581	2,145,220	9,054,801
Net loss		—	—	—	(75,517)	(75,517)
Balance at December 31, 2004	$	1,000	—	6,908,581	2,069,703	8,979,284

See accompanying notes to financial statements.

GOLD CAPITAL MANAGEMENT, INC.

(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Statements of Cash Flows

Years ended December 31, 2004 and 2003

	2004	2003
Operating activities:		
Net earnings (loss)	$ (75,517)	696,340
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:		
Depreciation	75,114	102,853
Deferred income taxes	(242,724)	(103,432)
Decrease (increase) in marketable investment securities	4,236,899	(6,057,625)
Decrease (increase) in accrued interest receivable	68,342	(71,631)
Decrease in accounts payable and accrued expenses	(227,296)	(256,198)
Increase (decrease) in income taxes payable	(28,591)	838,902
Decrease in other assets	29,969	47,769
Net cash provided by (used in) operating activities	3,836,196	(4,803,022)
Investing activities:		
Additions to furniture, equipment, and leasehold improvements	(14,791)	(17,427)
Purchase of investment securities, not readily marketable	—	(150,000)
Net cash used in investing activities	(14,791)	(167,427)
Financing activities:		
Net increase (decrease) in short-term borrowings	(3,711,953)	4,775,013
Dividends paid	—	(1,000,000)
Net cash provided by (used in) financing activities	(3,711,953)	3,775,013
Net increase (decrease) in cash and cash equivalents	109,452	(1,195,436)
Cash and cash equivalents at beginning of year	349,432	1,544,868
Cash and cash equivalents at end of year	$ 458,884	349,432
Supplemental data:		
Cash paid (received) during the year for:		
Interest	$ 91,467	101,871
Income taxes	151,200	(355,732)

See accompanying notes to financial statements.

(1) Significant Accounting Policies

(a) Organization and Purpose of Company

Gold Capital Management, Inc. (the Company) operates on a fully disclosed basis as a broker-dealer in securities. Customers consist primarily of financial institutions located throughout the United States, with concentrations in the Midwestern region of the United States. The Company manages a variety of stock, bond, and money market portfolios for clients that currently include commercial banks located primarily in Kansas, Missouri, Oklahoma, Nebraska, and Iowa, as well as trusts, pension plans, insurance companies, commercial businesses, government entities, foundations, and high-net-worth individuals. The Company also specializes in the placement and underwriting of municipal bonds in the Midwestern region of the United States. The Company is registered with the National Association of Securities Dealers as a broker-dealer and investment advisor. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory.

(b) Investment Securities

Investment securities consist of trading securities, including marketable U.S. Government, government agency, municipal bonds, and equity securities. Marketable investment securities are carried at fair value, and investment securities not readily marketable are valued at cost, which approximates fair value as determined by management. Fees, interest, dividends, and realized and unrealized gains and losses on the sale of investment securities are considered a normal part of operations and, accordingly, are included in trading gains (losses).

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a trade-date basis, with related commission income reported on a trade-date basis.

(c) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line basis over the estimated useful lives, ranging from three to seven years, of the assets for financial reporting purposes.

(d) Income Taxes

The Company files a consolidated Federal income tax return with Gold Banc Corporation, Inc. (Gold). Income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Gold. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare

(Continued)

these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(f) ***Cash and Cash Equivalents***

For the purposes of the statements of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days.

(g) ***Revenue Recognition***

Customers' and Company securities and commodities transactions are recorded on a trade-date basis. Advisory fees and interest income are accrued as earned.

(h) ***Goodwill***

Goodwill represents the excess of cost over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually.

(2) Investment Securities

Marketable investment securities consist of trading securities at fair value, as follows:

	2004	2003
Federal agency securities	$ 3,825,026	1,085,000
Tax-exempt bonds	575,799	7,594,089
Equity securities	460,804	418,205
Corporate bonds	98,763	99,997
	$ 4,960,392	9,197,291

Investment securities not readily marketable consist of securities at cost, which approximates fair value, as follows:

	2004	2003
Equity securities	$ 495,000	495,000

(3) Short-term Borrowings

The Company's indebtedness at December 31, 2004 and 2003 consists of margin debt payable to the Company's clearing agent of $1,063,060 and $4,775,013 (bearing interest at 5.75% and 4.50%), respectively. Such debt was collateralized by the portfolio of marketable investment securities.

(Continued)

(4) Operating Leases

The Company leases office space from Gold Bank, a related party, under an operating lease agreement. Total rental expense for the years ended December 31, 2004 and 2003 was $101,339 and $165,353, respectively. Future minimum rental payments required under operating leases, which have initial or remaining noncancelable lease terms in excess of one year, are as follows:

Year:		
2005	$	95,117
2006		41,865
2007		38,376
	$	175,358

(5) Income Taxes

The current and deferred portions of income tax expense (benefit) are as follows:

		2004			2003		
		Current	Deferred	Total	Current	Deferred	Total
Federal	$	82,028	(197,874)	(115,846)	382,690	(84,320)	298,370
State and local		40,581	(44,850)	(4,269)	100,480	(19,112)	81,368
	$	122,609	(242,724)	(120,115)	483,170	(103,432)	379,738

A reconciliation of the difference between the expected income tax expense and income computed at the U.S. statutory income tax rate and the Company's income tax expense (benefit) is shown in the following table:

		2004			2003	
		Amount	Percent		Amount	Percent
Expected income tax expense at U.S. statutory tax rate	$	(68,471)	35.0%	$	376,627	35.0%
Increase due to state and local income taxes, net		(2,775)	1.4		52,889	4.9
Tax-exempt income		(55,499)	28.4		(59,007)	(5.5)
Other, net		6,630	(3.4)		9,229	0.5
Income tax expense (benefit)	$	(120,115)	61.4%	$	379,738	34.9%

(Continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below:

	2004	2003
Deferred tax assets:		
Accrued expenses	$ 2,605	—
	2,605	—
Deferred tax liabilities:		
Furniture, equipment, and leasehold improvements	33,771	43,240
Deferred intercompany income	415,249	645,593
Other	54,959	55,265
	503,979	744,098
Net deferred tax liability	$ (501,374)	(744,098)

There was no valuation allowance for deferred tax assets at December 31, 2004 or 2003. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital, as defined, of $3,397,146, which was $3,147,146 in excess of its required net capital of $250,000.

(7) Employee Benefit Plans

The Company has a 401(k) savings plan for the benefit of all eligible employees. The Company matches 50% of employee contributions up to 5% of base compensation, subject to certain Internal Revenue Service limitations. Employees may voluntarily contribute up to 15% of the annual compensation to the plan. Employees vest in Company contributions 10% annually for the first two years and 20% for the next four years of service. Contributions charged to salaries and employee benefits expense were $46,000 and $63,000 for the years ended December 31, 2004 and 2003, respectively.

The Gold Banc Corporation, Inc. Employee Stock Ownership Plan (ESOP) was formed to acquire shares of common stock of Gold Banc Corporation, Inc. for the benefit of all eligible employees. Contributions by the Company were approximately $127,000 and $115,000 for the years ended December 31, 2004 and 2003, respectively.

(Continued)

(8) Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

- *Cash and cash equivalents*—The carrying amounts of cash and cash equivalents are reasonable estimates of their fair values.
- *Investment securities*—The fair values for debt and equity securities, which also are the amounts recognized in the balance sheets, are based on quoted market prices where available. If quoted market prices are not available, fair values are based on Company estimates using quoted market prices for similar securities and other pricing information.

The Company uses option contracts and short sales, on a very limited basis, to reduce its exposure to price fluctuations in its trading portfolio resulting from fluctuations in interest rates. A call option is a contract that entitles the Company to buy, entirely at their option, a specified number of underlying units of a particular security at a specified price at any time until the stated expiration date of the contract. Risks arise from the possible inability of the counterparty to meet the terms of their contract and from movements in securities values and interest rates. The Company carries call options at market value and any changes in the market value are recognized in trading gains, net of losses. The Company did not have any open call options at December 31, 2004 and 2003. Option activity did not result in any material gains or losses during the years ended December 31, 2004 and 2003. A short sale is the sale of securities that are not owned, in anticipation of market price declines, enabling the short seller to "buy back" the security it did not own (the securities sold short were in effect borrowed from a willing third party) to deliver against the short sale. Risks arise from the possible increase in market value of the shorted securities, causing the Company to have to buy the same security (cover the short) at a higher price than the sales price, incurring a loss for the difference between the actual purchase price and the price at which the short sale was transacted. The Company had one short position in the amount of approximately $14,000 at December 31, 2004, and none at December 31, 2003. Short sale activity in 2004 did not result in any material gains or losses during the years ended December 31, 2004 and 2003.

(9) Related Party Transactions

A significant portion of the Company's revenue and expenses represents receipts from and payments to the parent and affiliated companies for investment transaction fees, as well as various administrative services provided to the Company.

		2004	2003
Trading gains, net of losses	$	621,525	1,555,545
Commissions and advisory fees		356,901	65,314
General and administrative		160,136	87,447

The Company believes that fees charged for these services represent current market rates.

Schedule 1

GOLD CAPITAL MANAGEMENT, INC.

(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Computation of Net Capital Requirement—Rule 15c3-1

December 31, 2004

Total stockholder's equity per balance sheet	$	8,979,284
Deductions:		
Furniture, equipment, and leasehold improvements		198,134
Goodwill, net of accumulated amortization		4,536,194
Investment securities not readily marketable		495,000
Other assets		115,898
Net capital before haircuts on securities positions (tentative net capital)		3,634,058
Haircuts on securities:		
Debt securities		182,791
Equity securities		54,121
Net capital		3,397,146
Minimum net capital requirement		250,000
Excess of net capital over minimum net capital requirement	$	3,147,146
Aggregate indebtedness	$	1,301,433
Ratio of aggregate indebtedness to net capital		0.38

A reconciliation is not necessary pursuant to Rule 17a-5(d)(4), as the above calculation does not differ materially from the computation for determination of the net capital requirement for broker-dealers under Rule 15c3-1 as of December 31, 2004.

See accompanying independent auditors' report.

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2004

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying independent auditors' report.

Schedule 3

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Information for Possession or Control
Requirements Under Rule 15c3-3

December 31, 2004

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying independent auditors' report.

Schedule 4

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Reconciliation of Total Assets Included in the December 31, 2004 Audited Financial Statements and Total Assets Included in the Unaudited 2004 Focus Report

December 31, 2004

Total assets per the December 31, 2004 audited financial statements	$	10,782,091
Reclassifications/adjustments		50,069
Total assets per 2004 Focus Report	$	10,832,160

See accompanying independent auditors' report.



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Gold Capital Management, Inc.:

In planning and performing our audit of the financial statements of Gold Capital Management, Inc. (the Company), a wholly owned subsidiary of Gold Banc Corporation, Inc., for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 24, 2005